Boulder Creek Explorations, Inc.


Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0511
                                                                 August 17, 2005

Re:               Boulder Creek Explorations, Inc.
                  Registration Statement Form SB-2/A
                  File Number 333-121236
                  Filed: April 20, 2005

Attention:        Messeret Nega - Attorney Advisor
                  Division of Corporate Finance
                  Phone (202) 942-1891
                  Fax     (202) 942-9527

Boulder Creek has received your comments regarding the Form SB-2/A filed on April 20, 2005. The following document as prepared by Boulder Creek briefly describes the general action(s) taken regarding each comment made by the SEC. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.


General
-------

1. Additional information amending the prospectus has been incorporated herein.

2. The Company is continuing to look into this issue regarding the issuance of shares prior to October 2005 based upon Rule 3a4-1. If the Company is unable to address the issue within the requirements under the Act, it plans to issue the shares no sooner than October, 20, 2005.

NOTE: The Company has modified throughout the prospectus the total number of shares being registered by the Company from 1,000,000 to 4,000,000 and has adjusted the offering price throughout the prospectus from $0.20 to $0.05.

Dealer Prospectus Delivery Obligation, page 5
---------------------------------------------

3.   Legend has been repositioned to the outside back cover.

If we do not obtain additional funding, page 8
----------------------------------------------

4. The following language has been added disclosing that "Currently, management cannot provide investors with an accurate estimate of the additional proceeds required to bring the properties into commercial operation in the event minerals are found. Investors should be aware even if minerals are discovered on the properties it may be cost prohibitive to bring them to a level of commercial operation, which would result in the total loss of any investment made in the Company."

If we do not conduct mineral exploration on our mineral claims, page 9
----------------------------------------------------------------------

5. Last sentence has been removed and term annual as been added to indicate the nature of the fee.



                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4

                        Boulder Creek Explorations, Inc.


Management's Discussion and Analysis, page 26
---------------------------------------------

6. Plan of operation has been revised to indicate operation plans for next twelve months. Additional language has been added indicating the officer/director may be willing to provide the Company an unsecured loan for the purpose of completing this registration process.

Off-Balance Sheet Arrangements, page 28
---------------------------------------

7. Language detailing the nature of the "Claim" has been added to this section.

8. Language has been added describing the officer/director's potential willingness to renegotiate the current terms of the option agreement as well as detailing Mr. Sharan position with the company in relationship to the option agreement. If it is determined that the Officer/Director cannot offer shares until October 2005, he plan to renegotiate the terms of the option agreement. However, this will not be fully disclosed in the registration statement until it is determined as such.

Result of Operations, page 29
-----------------------------

9.   Brackets have been removed.

10.  Prospectus delivery legend has been moved to the back cover.

Certain Related Transactions, page 33
-------------------------------------

11. Additional information detailing the option agreement by and between the officer/director and the Company has been added as well as information relating to the officer/directors potential for loaning the Company via an unsecured loan for the purposes of completing the registration process.

Financial Statements
--------------------

Financial Statements have been reviewed for the period ended July 31, 2005 by the Company's Auditors. The Company's year end is October 31 at which time plans to have a full audit prepared.

Auditor's Report, page F-3
--------------------------

12. Auditor's report has been revised to indicate the name of the auditor with proper signature.

13. Result of Operations, cash flows and changes in stock holder equity has been revised.

Statement of Operations and Deficit, page F-4
---------------------------------------------

Statement of Stockholder's Equity, page F-6
-------------------------------------------

14. Statement of Operations and Deficit and Statement of Stockholder's Equity has been revised to state "Three Months ended July 31, 2005."

Note 3. Nature Resource Properties and Related Exploration, page F-10
---------------------------------------------------------------------

15. Additional language has been added to Note 3 and MD&A disclosing the amount required by the Company to maintain the claim on an annual basis. Result of Operations has been modified to include the required annual fee as well.



                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4

                        Boulder Creek Explorations, Inc.


Note 5. Related Party Transactions, page F-10
---------------------------------------------

16. Company is unclear on this comment as it refers to paragraph 2 of SFAS No.57. The ownership of stock held by the current officer and director is detailed within the prospectus. Please advise, is the Commission directing the Company to disclose stock ownership of Mr. Sharan both before the public offering and after based upon 100% sales of the registered shares?

Exhibit 23.1 Consent of Independent Auditor
-------------------------------------------

17. Consent has been included for periods of financial statements included within the prospectus.

Updated Financial Statements
----------------------------

18.  Financial Statements are updated pursuant to Rule 3-10 (g) of Regulation
     S-B.

Signatures
----------

19. Signature has been revised to indicate Mr. Sharan is signing as the Principal Accounting Officer.

Exhibit 5.1
-----------

20.  Revised opinion letter has been filed with the SB-2/A.

Engineering Comments
--------------------

General
-------

21. The term "mining" has been replaced with "exploration" throughout the document.

Risk Factor, page 9
-------------------

22.  Statements indicating "development stage company" has been removed.

Current Project, page 23
------------------------

23.  Sentence has been removed indicating minerals on the property.


Sincerely,


     Puneet Sharan
     President
     Boulder Creek Explorations, Inc.


                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4